EXHIBIT #3.4

                     FORM OF AMENDMENT TO THE CODE OF REGULATIONS

                                    American Bancorporation

       At a meeting of the shareholders duly called for the purpose of adopting this amendment and held Tuesday, May 26, 1987 at which meeting a quorum of shareholders was present in person or by proxy, and by the affirmative vote of the holders of shares entitling them to exercise 63.56% of the voting power of the corporation, the following resolution to amend the Code of Regulations was adopted.

       BE IT RESOLVED, that the Code of Regulations of American Bancorporation be and the same are hereby amended so that the First Article and Section I thereof shall henceforth be and read as follows:

     "Article I Section 1. The principal offices of the Corporation in the State of Ohio is in the City of St. Clairsville and in Belmont County.'